                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. )1

                               NOVOSTE CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    67010C100
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 17, 2003
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                   ----------------------
CUSIP No. 67010C100                   13D                    Page 2 of 11 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,439,253
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,439,253
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,439,253
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 67010C100                   13D                    Page 3 of 11 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,439,253
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,439,253
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,439,253
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 67010C100                   13D                    Page 4 of 11 Pages
-----------------------                                   ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,439,253
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,439,253
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,439,253
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                   ----------------------
CUSIP No. 67010C100                   13D                    Page 5 of 11 Pages
-----------------------                                   ----------------------

          The following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.   Security and Issuer.
          -------------------

          This statement  relates to shares of the common stock, par value $0.01 per share (the "Shares"),  of Novoste Corporation (the "Issuer").  The principal executive  offices of the Issuer are located at 3890 Steve  Reynolds  Boulevard,
Norcross, Georgia 30093.

Item 2.   Identity and Background.
          -----------------------

          (a) This  statement  is filed by Steel  Partners  II, L.P., a Delaware limited  partnership  ("Steel Partners II"), Steel Partners,  L.L.C., a Delaware
limited liability company ("Partners LLC") and Warren G.  Lichtenstein.  Each of
the  foregoing is referred to as a "Reporting  Person" and  collectively  as the
"Reporting Persons."

          Partners  LLC is the general  partner of Steel  Partners  II. The sole executive officer and managing member of Partners LLC is Warren G. Lichtenstein, who is Chairman of the Board,  Chief Executive Officer and Secretary.  By virtue of his positions with Partners LLC and Steel Partners II, Mr.  Lichtenstein  has
the power to vote and dispose of the Issuer's Shares owned by Steel Partners II.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

          (b) The principal  business  address of each  Reporting  Person is 590
Madison Avenue, 32nd Floor, New York, New York 10022.

          (c) The  principal  business of Steel  Partners II is investing in the securities of small cap  companies.  The  principal  business of Partners LLC is acting as the general partner of Steel Partners II. The principal  occupation of
Mr. Lichtenstein is investing in the securities of small cap companies.

          (d) No  Reporting  Person  has,  during  the  last  five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

          (e) No Reporting Person has, during the last five years, been party to
a  civil  proceeding  of  a  judicial  or   administrative   body  of  competent
jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Lichtenstein is a citizen of the United States of America.

-----------------------                                   ----------------------
CUSIP No. 67010C100                   13D                    Page 6 of 11 Pages
-----------------------                                   ----------------------

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          The aggregate  purchase  price of the 1,439,253  Shares owned by Steel
Partners II is $6,493,433,  including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

Item 4.   Purpose of Transaction.
          ----------------------

          The  Reporting  Persons  purchased  the Shares based on the  Reporting
Persons'  belief that the Shares at current  market prices are  undervalued  and represent an attractive  investment  opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

          No  Reporting  Person has any  present  plan or  proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above.  Steel Partners II intends to review  its  investment  in the  Issuer  on a  continuing  basis  and  engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry conditions,  Steel Partners
II may in the future take such  actions with  respect to its  investment  in the
Issuer as it deems  appropriate  including,  without  limitation,  seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Shares or selling some or all of its  Shares or to change  its  intention  with  respect  to any and all  matters referred to in Item 4.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  16,498,688  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  Quarterly  Report on
Form 10-Q for the quarter ended June 30, 2003 and filed with the  Securities and
Exchange Commission on August 8, 2003.

          As of the close of business on September 25, 2003,  Steel  Partners II beneficially  owned 1,439,253  Shares,  constituting  approximately  8.7% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,439,253 Shares of Common Stock owned by
Steel Partners II, constituting approximately 8.7% of the Shares outstanding. As the sole executive officer and managing member of Partners LLC, which in turn is the general  partner of Steel  Partners  II, Mr.  Lichtenstein  may be deemed to beneficially  own the 1,439,253  Shares of Common Stock owned by Steel  Partners
II, constituting approximately 8.7% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,439,253 Shares owned

-----------------------                                   ----------------------
CUSIP No. 67010C100                   13D                    Page 7 of 11 Pages
-----------------------                                   ----------------------

by Steel  Partners  II by virtue of his  authority  to vote and  dispose of such
Shares.

          (b) By virtue of his positions  with  Partners LLC and Steel  Partners
II,  Mr.  Lichtenstein  has the sole  power to vote and  dispose  of the  Shares reported in this Schedule 13D.

          (c)  Schedule A annexed  hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

          (d) No person  other than the  Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          to Securities of the Issuer.
          ----------------------------------------------------------------------

          Other than as described herein, there are no contracts,  arrangements, understandings  or  relationships  among the Reporting  Persons,  or between the
Reporting  Persons and any other person,  with respect to the  securities of the
Issuer.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         1.    Joint Filing Agreement.

-----------------------                                   ----------------------
CUSIP No. 67010C100                   13D                    Page 8 of 11 Pages
-----------------------                                   ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 26, 2003              STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.
                                            General Partner

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein,
                                            Chief Executive Officer

                                        STEEL PARTNERS, L.L.C.

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein,
                                            Chief Executive Officer

                                        /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        WARREN G. LICHTENSTEIN

-----------------------                                   ----------------------
CUSIP No. 67010C100                   13D                    Page 9 of 11 Pages
-----------------------                                   ----------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

   Shares of Common Stock              Price Per                    Date of
        Purchased                      Share($)                    Purchase
      ----------------                 --------                 ---------------

                             STEEL PARTNERS II, L.P.
                             -----------------------

          18,144                       4.2998                      8/13/03
           5,500                       4.2800                      8/14/03
          19,600                       4.2802                      8/15/03
             600                       4.2500                      8/19/03
          35,500                       4.2976                      8/22/03
          54,000                       4.2067                      8/25/03
          10,000                       4.2002                      8/26/03
             900                       4.2500                      8/27/03
           5,877                       4.3000                      8/28/03
           4,100                       4.3190                      8/29/03
          18,171                       4.3999                      9/02/03
          28,289                       4.4235                      9/03/03
          49,719                       4.5187                      9/04/03
          12,253                       4.5253                      9/05/03
           1,900                       4.5000                      9/10/03
           1,000                       4.5000                      9/11/03
           2,000                       4.6000                      9/12/03
         205,000                       4.6098                      9/15/03
         300,000                       4.5300                      9/16/03
         666,700                       4.4300                      9/17/03

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

-----------------------                                   ----------------------
CUSIP No. 67010C100                   13D                    Page 10 of 11 Pages
-----------------------                                   ----------------------

                                  EXHIBIT INDEX
                                  -------------

        Exhibit                                                            Page
        -------                                                            ----

1.      Joint Filing Agreement                                              11

-----------------------                                   ----------------------
CUSIP No. 67010C100                   13D                    Page 11 of 11 Pages
-----------------------                                   ----------------------

                             JOINT FILING AGREEMENT
                             ----------------------

            In  accordance  with  Rule  13d-1(k)(1)(iii)  under  the  Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated  September
26, 2003  (including  amendments  thereto)  with  respect to the Common Stock of
Novoste Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  September 26, 2003              STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.
                                            General Partner

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein,
                                            Chief Executive Officer

                                        STEEL PARTNERS, L.L.C.

                                        By: /s/ Warren G. Lichtenstein
                                            ------------------------------------
                                            Warren G. Lichtenstein,
                                            Chief Executive Officer

                                        /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                        WARREN G. LICHTENSTEIN